FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-262701-05

From:	[bloomberg.net] Citi Cmbs Syndicate (CITIGROUP GLOBAL MAR) <ccitigroup6@bloomberg.net>
Sent:	Wednesday, November 1, 2023 3:45 PM
Subject:	BMARK 2023-V4 -- New Issue Announcement (Public)

BMARK 2023-V4 -- New Issue Announcement (Public)

Co-Lead Managers & Joint Bookrunners:	Citigroup, Deutsche Bank Securities, J.P. Morgan, Goldman Sachs & Co. LLC, Barclays, BMO Capital Markets

Co-Managers:	Academy Securities & Siebert Williams Shank

Class	Expected Ratings S&P/Fitch/KBRA	Size($mm)	C/E	WAL	Cum LTV	U/W NOI Debt Yld
A-1	AAA(sf)/AAAsf/AAA(sf)	0.740	30.00%	2.55	36.9%	19.0%
A-2	AAA(sf)/AAAsf/AAA(sf)	150.000*	30.00%	4.57	36.9%	19.0%
A-3	AAA(sf)/AAAsf/AAA(sf)	287.880*	30.00%	4.85	36.9%	19.0%
B	NR/AA-sf/AA-(sf)	28.197	12.50%	4.98	46.1%	15.2%
C	NR/A-sf/A-(sf)	19.738	9.35%	4.98	47.8%	14.7%

* Class sizes and/or WALs subject to change as detailed in the term sheet. Possible ranges below:

Class	Expected Range of Balance(mm)	Expected Range of WAL
A-2	0 - 150.000	N/A - 4.57
A-3	287.880 – 437.880	4.85 – 4.75

Collateral Summary

Initial Pool Balance $626,601,397

Number of Mortgage Loans 28

Number of Mortgaged Properties 91

Average Cut-off Date Balance $22,378,621

Weighted Average Mortgage Rate 7.48403%

Weighted Average Remaining Term to Maturity/ARD (months) 58

Weighted Average Remaining Amortization Term (months) 358

Weighted Average Cut-off Date LTV Ratio 52.7%

Weighted Average Maturity Date/ARD LTV Ratio 52.6%

Weighted Average UW NCF DSCR 1.65x

Weighted Average Debt Yield on Underwritten NOI 13.3%

% of Initial Pool Balance of Mortgaged Properties with Single Tenants 9.6%

% of Initial Pool Balance of Mortgage Loans with Subordinate Debt 8.8%

Property Type: 25.1% Hospitality, 22.0% Office, 20.0% Retail, 17.3% Self Storage, 5.6% Multifamily, 5.4% Industrial

Top 5 States: 25.8% New York, 12.4% Arizona, 12.3% California, 11.3% Pennsylvania, 9.4% North Carolina

Risk Retention: Horizontal

Master Servicer: Midland Loan Services, a Division of PNC Bank, National Association

Special Servicer: K-Star Asset Management LLC

Operating Advisor: Park Bridge Lender Services LLC

Trustee: Computershare Trust Company, National Association

Cert. Administrator: Computershare Trust Company, National Association

Anticipated Timing

Anticipated Pricing: Week of 11/6/2023

Anticipated Settlement: 11/21/2023

Term Sheet

<Attached>

Annex A-1

<Attached>

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-262701) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, BMO Capital Markets Corp., Barclays Capital Inc., J.P. Morgan Securities LLC, Academy Securities, Inc., Siebert Williams Shank & Co., LLC or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

The information in this file (the “File”) is an electronic copy of the information set forth in the Annex titled “Certain Characteristics of the Mortgage Loans and Mortgaged Properties” to the prospectus. This File does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, any risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates. Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

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